

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 12, 2011

Via U.S. Mail and facsimile to (206) 260-0111

Frik Meyer
President
Advanced Cloud Storage, Inc.
112 North Curry Street
Carson City, Nevada 89703

> **Re: Advanced Cloud Storage, Inc.**
> **Registration Statement on Form S-1**
> **Filed April 15, 2011**
> **File No. 333-173537**

Dear Mr. Meyer:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your disclosure under Plan of Distribution on page 17 that to be quoted on the OTC Bulletin Board a market maker must file an application on your behalf in order to make a market for your common stock and that there is no guarantee that a market maker will file an application, or that the application will be approved. Please also revise your disclosure on the prospectus cover page, Determination of Offering Price section, and elsewhere as appropriate, to include this information. Additionally, please clarify that there is no guarantee a trading market will develop or be sustained.

Registration Statement Cover Page

2. Please revise to include the registration statement file number and date filed. In addition, please move the Calculation of Registration Fee table and the delaying amendment legend to the registration statement cover page.

Outside Front Cover Page of Prospectus, page 2

3. It appears that page 2 of the filing is the outside front cover page of the prospectus. If true, please ensure that the name of the registrant, title and number of securities being offered, and offering price of the securities being offered appear on this page. Please also state on this page that the funds you receive in this offering will not be placed in escrow or be subject to refund, that your auditors have issued an opinion that substantial doubt exists as to whether you can continue as an ongoing business, and that you have not started operations or generated revenue.

Summary of the Offering by the Company, page 6

4. We note your statement that "15,000,000 common shares will be issued and outstanding after this offering is completed." Please revise to clarify that this will be the case in the event that all of the shares being offered in this offering are sold. Please make similar revisions on page 9 in the risk factor "The company's management could issue additional shares…."

5. Please revise the Use of Proceeds to make it clear that the listed use of proceeds reflects the sale and issuance of all the shares being offered and to clarify that the listed use of proceeds will be adjusted if you do not sell all of the shares being offered.

Risk Factors, page 7

General

6. There are two risk factor subheadings with similar titles: "Risks Related to Investing in Our Company" on page 11 and "Risks Related to Investing in Our Business" on page 14. Please combine these two subheadings as appropriate and eliminate any duplicative disclosure.

7. It appears that you do not have independent directors, or separately standing compensation or nominating committees. Please consider whether these facts pose a material risk to your business. If so, please add a risk factor.

Risks Related to this Offering, page 8

8. It appears that the first and fifth risk factor under this heading describe essentially the same risk. Please note that each risk factor should discuss a separate, material risk. Accordingly, please revise to distinguish these two risk factors, or combine them, and eliminate any duplicative disclosure. In addition, we note your reference in the fifth risk factor to the company potentially "obtaining a listing on any exchange, or becoming quoted on the OTC Bulletin Board"; please revise to clarify that you may never be listed on an exchange or quoted on the OTCBB and that, if you are, a market for your stock may not ever develop or be sustained.

9. Please make it clear that your stock may not be followed by securities analysts.

10. Please include a risk factor caption and discussion to indicate the specific risks to investors stemming from the arbitrary nature of the share offering price.

As we may be unable to create or sustain a market…, page 10

11. We note your statement that you "may consider pursuing a listing on the OTCBB after this registration becomes effective and the Company has completed its offering." Please revise to clarify, as you do on page 17, that, in order to be quoted on the OTCBB, a market maker must file an application on your behalf in order to make a market for your common stock, and there is no assurance that a market maker will agree to file such an application, that such an application will be approved, or that, if such an application is approved, a market for your stock will develop or be sustained.

Key management personnel may leave the company…, page 12

12. Please disclose in this risk factor that you do not have an employment agreement in place with your sole director and officer.

Dilution, page 15

13. Please revise the price per share in the tables on page 16 to reflect $0.04 per share, and revise the resulting dilution computations for each scenario presented. In this regard, it appears each scenario utilizes an offering price of $.40 per share which differs from what is disclosed throughout the offering document.

Plan of Distribution, page 17

14. We note your statement that the offering will terminate "when all 5,000,000 shares of common stock have been sold, or 90 days after this registration statement becomes effective." Please revise to clarify whether the offering will terminate on the earlier to occur of these two events, or otherwise.

Description of Business, page 20

Business Development, page 20

15. Please explain what you mean by "spoofing techniques."

16. We note your statements throughout this section that you intend to contract with market research consultants, contractors to develop your logo and website, sellers of computer hardware, a software development contractor, and an Internet Technology specialist. Please revise to clarify, if true, that you do not currently have in place any arrangements or understandings with such third parties regarding potential agreements.

The Market Opportunity, page 23

17. You refer here to an IDC study. Please provide a reference to the information you cite and indicate whether it is publicly available so that investors can refer to it.

18. It appears that this entire section consists of direct quotations from other sources. If true, please attribute such quotations to the appropriate sources, and punctuate the quotations accordingly. In addition, please provide references to the quoted material and indicate whether they are publicly available so that investors can refer to them.

Competitive Advantages, page 24

19. Please describe with specificity your "unique product set," and explain how it will distinguish it from competing products.

20. Please describe the competitive business conditions and your competitive position in your industry, including any competitive disadvantages that you face. Refer to Item 101(h)(4)(iv) of Regulation S-K.

Intellectual Property, page 25

21. Please make it clear here that you currently do not have any intellectual property.

Available Information, page 28

22. Please remove the language in the fourth sentence that qualifies statements you make in the prospectus by reference to information outside of the prospectus. Rule 411(a) permits this type of qualification only where contemplated by the form.

Directors and Executive Officers, page 29

23. Please provide the disclosure required by Item 407(a) of Regulation S-K.

Certain Relationships and Related Transactions, page 33

24. Please also disclose in this section the provision to you by your sole officer and director of office space at no charge, as well as the related party loan disclosed in Note 5 to the financial statements.

Item 14. Indemnification of Directors and Officers, page 34

25. It does not appear that your charter or bylaws address indemnification of your officers and directors. Please revise your disclosure or advise us accordingly. In addition, please state the general effect of any statute under which controlling persons, directors or officers may be indemnified. Refer to Item 702 of Regulation S-K.

Financial Statements

Note 5 – Loan Payable – Related Party Loans, page F-7

26. Please identify the related party.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact TaTanisha Meadows, Staff Accountant, at (202) 551-3322, or James A. Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper, Staff Attorney, at (202) 551-3329, Lilyanna Peyser, Staff Attorney, at (202) 551-3222, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Lilyanna L. Peyser for

H. Christopher Owings
Assistant Director